SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For May 27, 2014
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP
Publicly-held company
Corporate Taxpayer’s ID (CNPJ/MF) 43.776.517/0001-80
Company Registry (NIRE) 35.300.016.831
Rua Costa Carvalho n° 300

MATERIAL FACT

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (“SABESP” or “Company”), in compliance with Rule 358, of January 3, 2002, as amended, issued by the Brazilian Securities and Exchange Commission (“CVM”), hereby informs its shareholders and the market in general that SABESP's Board of Directors’ meeting held on May 14, 2014, approved the 19th issue of simple, unsecured and non-convertible debentures, in a single series, for public distribution, with restricted placement efforts, pursuant to CVM Rule 476, of January 16, 2009, as amended (“CVM Rule 476”), in the total amount of five hundred million reais (R$500,000,000.00) (“Debentures” and “Offer”, respectively).

The Offer will target qualified investors only, in compliance with Article 109 of CVM Rule 409, as of August 18, 2004, and its amendment, of Article 4 of CVM Rule 476. According to Article 3 of CVM Rule 476, the Offer will be presented to a maximum of fifty (50) qualified investors, though the Debentures may only be subscribed by a maximum of twenty (20) qualified investors. The process of structuring and distribution of the Debentures will be undertaken by a consortium of financial institutions that are part of the securities distribution system.

The proceeds from the issue and offer of Debentures will be used to pay the Company's financial commitments with due date to 2014 and 2015.

São Paulo, May 23, 2014.

Rui de Britto Álvares Affonso
Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: May 27, 2014

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.